Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

(Amounts in Thousands)

	Year Ended December 31,					June 30,
	1999	2000	2001	2002	2003	2003	2004
Pretax income from continuing operations	$85,047	$99,197	$89,706	$100,512	$241,801	$107,711	$141,302

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$80,063	$93,866	$93,213	$85,336	$101,111	$46,751	$60,698
Ground Rent 33%	$176	$244	$234	$252	$398	$177	$258
Preferred Dividends	$32,419	$42,563	$46,343	$50,940	$53,441	$25,373	$23,122
Proportionate share of fixed charges of 50 % owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—	$—	$—

Total fixed charges	$112,658	$136,673	$139,790	$136,528	$154,950	$72,301	$84,078

Capitalized interest during the period	($13,400)	($18,200)	($12,927)	($9,157)	($11,478)	($4,806)	($5,029)
Preferred Dividends	($32,419)	($42,563)	($46,343)	($50,940)	($53,441)	($25,373)	($23,122)
Amortization of capitalized interest during the period	$1,272	$1,879	$2,310	$2,616	$2,999	$1,468	$1,667
Majority-owned subsidiary adjustments	$11,809	$19,593	$21,502	$21,570	$5,365	$3,938	$2,110
Equity Company Adjustments	($24,713)	($23,296)	($18,560)	($32,769)	($52,917)	($16,896)	($25,164)
Equity Company Adjustments Distributed Income	$24,713	$23,296	$18,560	$32,769	$52,917	$16,896	$20,737

Earnings before income taxes and fixed charges	$164,967	$196,579	$194,038	$201,129	$340,196	$155,239	$196,579

Ratio of earnings to combined fixed charges and preferred dividends	1.46	1.44	1.39	1.47	2.20	$2.15	$2.34